WINNERS, INC.

1180 North Town Center Drive Suite 100 #179

Las Vegas, Nevada 89144

April 1, 2022

VIA EDGAR

Ms. Janice Adeloye

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Winners, Inc. (the “Company”)
Post-qualification Amendment to
Offering Statement on Form 1-A (the “Post-Qualification Amendment”)
Filed March 25, 2022
Commission File No. 024-11355

Dear Ms. Adeloye:

On behalf of the Company, I respectfully request that the qualification date of the Post-Qualification Amendment be accelerated and that the Post-Qualification Amendment be declared qualified April 4, 2022, at 10:00 a.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

-	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Thomas Terwilliger

Thomas Terwilliger

Chief Executive Officer

Winners, Inc.